Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of TransAlta Corporation (“TransAlta”) will be held on April 28, 2022, at 11:00 a.m. (Calgary time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/425458825  to:

1.	elect each of the 12 director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.	receive the audited consolidated financial statements of the Company for the year ended December 31, 2021, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.	reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Reappointment of Auditors” in the accompanying Management Proxy Circular);

4.	consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 73 of the accompanying Management Proxy Circular (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.	consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 45 of the accompanying Management Proxy Circular, confirming and approving the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan (see “Business of the Meeting — Renewal of Shareholder Rights Plan” in the accompanying Management Proxy Circular); and

6.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 18, 2022, of the Company and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting by way of a live webcast. This webcast is intended to ensure the health and safety of our shareholders and employees as we continue to take reasonable precautions in response to the COVID-19 pandemic and will allow registered shareholders and duly appointed proxyholders to participate, ask questions, and vote at the Meeting through an online portal. Accordingly, if you are a registered shareholder, you may participate via the live webcast of the Meeting through the online portal at https://web.lumiagm.com/425458825 non-registered (or beneficial) Shareholders may also listen to a live webcast of the Meeting through https://web.lumiagm.com/425458825, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 18, 2022	By order of the Board of Directors of TransAlta Corporation
Scott Jeffers Vice President and Corporate Secretary Calgary, Alberta